Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 29, 2004

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F              ☒            Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-        ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: October 29, 2004	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Media release

29 October 2004

HDUF successfully completes bookbuild;

IPO price set at top of range

Hastings Funds Management and Westpac today announced that underwriting agreements had been executed with respect to the Initial Public Offering of the Hastings Diversified Utilities Fund (HDUF).  They also announced that the Product Disclosure Statement for the initial public offering (Offer) of HDUF had been lodged with the Australian Securities and Investments Commission.

Following the successful completion of a bookbuild the issue price has been set at $2.56 per security representing a forecast distribution yield of 9.5 percent.

Director of Infrastructure at Hastings Funds Management and Chief Operating Officer of HDUF Mr Jim Hallam welcomed the strong pricing result and confirmed that the pricing of $2.56 per security was the top of the bookbuild price range of $2.44-$2.56.

At the request of the joint Lead Managers, UBS and Citigroup, Westpac agreed to reduce its proposed investment in the Fund to nil in order to satisfy strong demand from institutions and the broker firm offer.

“The institutional and broker firm components of the Offer were oversubscribed and we look forward to the same positive response when the Offer opens on Monday 8 November 2004.

Given HDUF’s forecast yield, its stable and predictable distribution profile and potential growth opportunities in this sector we believe that HDUF offers an attractive investment proposition,” Mr Hallam said.

The investment highlights of HDUF include:

•                  Attractive yields

•                  Estimated market capitalisation of $379 million

•                  Stable and predictable distributions

•                  Substantial level of tax deferral on distributions

•                  Diversification of assets by geography and regulatory regime

•                  Significant growth opportunities in the sector

•                  Experienced boards and management

•                  Lowest gearing among its peers

Mr Hallam said Hastings would manage the Fund and as one of the largest infrastructure sector focussed investment managers in Australia, Hastings would be evaluating growth opportunities in Australia, New Zealand and other OECD countries.

He said HDUF’s objective was to target investments including gas transmission and distribution, electricity generation, transmission and distribution, and hydro and wind power generation assets.

“New investments will maintain an appropriate balance between a regular cash yield to security holders and prospects for long term capital growth.

“Given the investment opportunities, coupled with the strength of the management team and board of HDUF and the financial expertise of Hastings and Westpac we are confident that we can further grow and diversify our portfolio and maximise returns to investors,” Mr Hallam said.

HDUF’s initial assets are the Epic Energy gas transmission pipeline business comprising:

•                  Moomba to Adelaide Pipeline System in South Australia

•                  The South West Queensland Pipeline System in Queensland

•                  Pilbara Pipeline System in Western Australia

Chief Executive Officer of Epic Energy, Mr Alan Freer, said the pipelines were strategically located servicing key players in the Australian gas and energy sectors.

The Offer is expected to result in the issue of 148 million securities of HDUF to institutions and members of the general public to raise approximately $379 million. Securities in HDUF are scheduled to commence normal trading on the Australian Stock Exchange on Tuesday 21 December 2004.

The  Offer is scheduled to open on Monday 8 November and close at 5pm on Wednesday 8 December.

Westpac owns 51 percent of Hastings Funds Management.

Key Dates

Offer opens	Monday 8 November 2004

Offer closes	Wednesday 8 December 2004

Expected commencement of trading on ASX (conditional and deferred)	Monday 13 December 2004

Satisfaction of conditions and last day of conditional trading	Tuesday 14 December 2004

Allotment Date	Tuesday 14 December 2004

Expected despatch of security holder statements (and returns if required)	Thursday 16 December 2004

Securities expected to begin trading on normal settlement basis	Tuesday 21 December 2004

Persons wishing to acquire securities in Hastings Diversified Utilities Fund (issued by Hastings Funds Management Limited) should consider the product disclosure statement dated 29 October 2004. A copy of the product disclosure statement may be obtained by calling 1300 556 074 or at www.hfm.com.au, or by contacting the Lead Manager’s office in your state.  Applications for securities should be made on the application form accompanying the product disclosure statement.

General Advice Disclaimer

Hastings Funds Management Limited (Hastings) is the holder of Australian Financial Services licence number 238309, as responsible entity for each of the trusts comprising the Hastings Diversified Utilities Fund (the Fund). Hastings is a subsidiary of Westpac Banking Corporation (Westpac).

The information contained in this release is for informational purposes only and does not constitute an offer to issue or arrange to issue, financial products. The information contained in this release is not financial product advice.  The information contained in this release should not be relied upon as personal investment advice.  This release has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.  Before making an investment decision, you should read the publicly available information carefully and consider, with or without the assistance of a financial adviser, whether an investment is appropriate in light of your particular investment needs, objectives and financial circumstances. Past performance is no guarantee of future performance.

Neither Hastings, Westpac or any other members of the Westpac Group gives any guarantee or assurance as to the performance of the Fund or the repayment of capital.  Investments in the Fund are not investments, deposits or other liabilities of Hastings, Westpac or other members of the Westpac Group.

Ends.

For Further Information:
HDUF IPO Cannings (02) 9252 0622 Nigel Kassulke 0407 904 874 Graham Canning 0418 866 214	David Lording Westpac Banking Corporation Ph: (02) 9226 3510 Mb: 0419 683 411